Exhibit 3

Rio de Janeiro, June 21, 2016.

BM&FBovespa S.A.

Superintendence of Corporate

Att: Nelson Ortega

c/c

Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários)

Superintendence of Corporate Relations

Manager of Company Monitoring 2

Re:        Official Letter No. 2549/2016-SAE /GEA-2

Dear Sirs,

In reference to Official Letter No. 2549/2016-SAE/GEA-2 (“Ofício”), received by Oi S.A. (“Oi” or “Company”) on June 20, 2016 (copy attached), whereby BM&F Bovespa S.A. requested clarifications concerning the news published on the same date on the newspaper “Valor Econômico,” with the title “Oi and BNDES sign an agreement to suspend debt payments”

On this issue, the Company informs that, within the intricacies of the negotiations held with its creditors, which have been widely disclosed to the market through the Material Facts dated March 9 and April 25, 2016 and the Notice to the Market dated May 16 2016, Banco Nacional de Desenvolvimento Econômico e Social - BNDES approved the suspension of the payment of the principal amount of some sub-credits of loans 09.2.1168.1, 09.2.1169.1, 09.2.1170.1, 09.2.1171.1 and 12.2.1236.1 (R$48,917,142.25) for a period of 180 (one-hundred eighty) days, during the period between May 30 and November 30, 2016, subject to certain conditions imposed by BNDES (“BNDES Standstill”).

The Company clarifies that such measures were part of the negotiations that were being held with creditors seeking an alternative to the Company’s indebtedness, and the Standstills were not specifically disclosed as they are merely measures to implement the global debt restructuring as a whole.

It is worth noting that the Company has kept its shareholders and the market in general informed of the undertaking of efforts and studies, together with its financial and legal advisors, to optimize their liquidity and debt profile and had been conducting negotiations with its financial creditors and Moelis & Company, as financial advisor to a group of bondholders, aimed at a consensual debt restructuring of the Oi Companies.

In this sense, the Company understood that the BNDES Standstill was not framed as one of the exemplary cases provided for in Art. 2 of CVM Instruction 358, as it is merely a concession given by the Bank to try to enable the realization of the Company’s debt restructuring, with the Company properly disclosing to the market all Material Facts related to this project.

With respect to the second item of the Official Letter, the Company clarifies that in the Material Fact disclosed on June 17, 2016, Oi made available on its website information about its debt, from which some of the information that was later published in the media was taken, including the news that is the subject of this Official Letter.

Finally, as is already known in the market generally, the Company announced through the Material Fact dated June 20, 2016 that the Company and its direct and indirect subsidiaries, Oi Móvel S.A., Telemar Norte Leste S.A., Copart 4 Participações S.A., Copart 5 Participações S.A., Portugal Telecom International Finance B.V. and Oi Brasil Holdings Coöperatief U.A. filed for judicial reorganization, which process is underway in the 7th Corporate Court of the Judicial District of Rio de Janeiro, wherein it was recorded in documents filed with the request for judicial reorganization that the total claims held by persons not controlled by Oi total approximately R$65.4 billion.

With nothing further at this point, we make ourselves available for any clarification.

Sincerely,

Oi S.A.

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

June 20, 2016

2549/2016-SAE/GAE 2

Flavio Nicolay Guimarães

Investor Relations Officer

OI S.A.

Dear Sirs,

The news published in the online newspaper Valor Econômico on June 20, 2016 states, among other information, that:

1.	The telephone operator Oi and the Brazilian National Bank of Social and Economic Development—Banco Nacional de Desenvolvimento Econômico e Social (BNDES) signed an agreement for the suspension of the debt payments (in economic jargon, “stand still”) for 180 days.

2.	Oi has approximately R$50 billion in debt, of which R$9.9 billion is with development banks, such as BNDES, and export development agencies.

We did not identify this information in the documents sent by the company through SistemaEmpresas.NET. If this is not the case, please provide the document and the pages containing the information and the date and time in which they were sent.

We note that the company should disclose periodic and ongoing information, as well as other information that would be of interest to the market, through SistemaEmpresas.NET, ensuring full and immediate disclosure and fair treatment to investors and other market participants.

That said, we request clarification on the items discussed above by June 21, 2016, subject to the provisions of the sole paragraph of Art. 6 of CVM Instruction No. 358/02, with or without confirmation, as well as other information deemed important.

We emphasize the obligation under the sole paragraph of Art. 4 of CVM Instruction No. 358/02 to request information from the directors and controlling shareholders of the company to determine whether they have knowledge of information that should be disclosed to the market.

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